Exhibit 99.1

Maxeon Announces Pricing of Public Offering of Ordinary Shares

SINGAPORE, April 16, 2021 /PRNewswire/ — Maxeon Solar Technologies, Ltd. (Maxeon) (NASDAQ: MAXN) today announced the pricing of an underwritten public offering of $125.0 million of ordinary shares at a price of $18.00 per share. Maxeon also granted the underwriters a 30-day option to purchase up to an additional $18.7 million of ordinary shares in the public offering on the same terms and conditions. Maxeon expects to receive net proceeds from the offering of approximately $117.1 million after underwriting discounts and commissions and estimated offering expenses (or approximately $134.9 million if the underwriters exercise their option to purchase additional shares). The offering is expected to close on April 20, 2021, subject to customary closing conditions (the “Offering”).

In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of Tianjin Zhonghuan Semiconductor (“TZS”), Maxeon has agreed to sell to TZS, in a private placement exempt from the registration requirements of the Securities Act of 1933, and at a sale price equal to the price to the public in the Offering, 1.87 million ordinary shares (the “TZS Private Placement”).

Maxeon intends to use a portion of the net proceeds from the Offering and the TZS Private Placement for general corporate purposes, which is expected to include funding its previously announced Performance line expansion and may also include ramping up production and development of next-generation Maxeon 7, increasing manufacturing capacity for Maxeon 5 and 6, research and development and other projects.

Morgan Stanley and BofA Securities are serving as joint book-running managers and as the representatives of the underwriters for the Offering. An effective registration statement on Form F-3 (File No. 333-248564) relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”). The offering will be made only by means of the prospectus in that registration statement and the related prospectus supplement. You may access these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 or by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, calling 800/294-1322 or emailing dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Maxeon’s ordinary shares nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Maxeon Solar Technologies

Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs, manufactures and sells SunPower® brand solar panels in more than 100 countries, operating the SunPower brand worldwide except the United States and Canada. Maxeon is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon’s products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.

Forward Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the notes being offered, the completion, timing and the intended use and allocation of the proceeds. Forward-looking statements represent Maxeon’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the perceived value of Maxeon’s ordinary shares and risks relating to Maxeon’s business, including those described in Maxeon’s Annual Report on Form 20-F that is on file with the SEC. Maxeon cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and Maxeon does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Investor Contact:

The Blueshirt Group

Gary Dvorchak, CFA

gary@blueshirtgroup.com

Mobile: +1 (323) 240-5796

Media Contact:

Anna Porta

Anna.Porta@Maxeon.com

Mobile: +39 (345) 7706205